Exhibit 99.1

PRESS RELEASE

New York, Tuesday 21 March 2023

SMX Leads the Transition from Linear to Circular Production through the Success in

Marking Steel for Automotive, Train and Railway Industries,

and Infrastructure Applications

•

SMX marker was introduced to steel slabs at the melting stage and survived all manufacturing processes (casting, hot and cold rolling, galvanizing simulation) through to product, melting until galvanization.

•	SMX is now entering commercial discussions, with a particular focus on major US steel manufacturers

•

SMX believes that major steel manufacturers will be aiming to use SMX technology as a new high level industry standard to be joined in the future by all qualified and reliable players both downstream and upstream.

New York, March 21, 2023 — SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a company focused on digitizing physical objects on the blockchain to enable a circular and closed loop economy, today announced that alongside a global steel and mining leader, it has successfully marked steel at a manufacturing facility in Europe, for brand identification, ethical sourcing and for recycle and reuse (green steel) purposes for electric vehicles and renewable energy infrastructure.

SMX believes that steel manufacturers will be enhanced through the successful marking of their steels with SMX’s technology to encourage recycle and reuse. This in turn will make steel—which already uses an innovative process which is more efficient, uses less energy, and emits significantly less carbon—more effective and sustainable.

The SMX technology was introduced to the steel slabs at the melting stage and survived all manufacturing processes (casting, hot and cold rolling, galvanizing simulation) through to product, melting until galvanization.

SMX’s mine to refinery, to end product to recycling program has had many successes in 2022 and 2023 and continues to expand with commercial discussions with clients and brands expected throughout 2023, with further updates to be provided to the market when appropriate.

—Ends—

For further information contact:

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

SMX is a forward looking, B2B white label technology company which empowers companies across a variety of different industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

SMX offers a robust, innovative, and scalable technology solution that enables supply chain authentication, traceability, and transparency, transforming businesses for participation in the circular economy. Its technology gives materials in all states of matter, solid, liquid, and gas, the ability to maintain a virtual memory of their origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record.

The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2